UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Approval in Principle of Potential PIPE Financing

On January 16, 2026, the board of directors (the Board) of Harrison Global Holdings Inc. (the Company) adopted unanimous written resolutions approving in principle the exploration of a potential private investment in public equity (PIPE) financing.

The Board authorized management to continue discussions with a potential investor regarding a possible PIPE transaction and approved the indicative framework and principal terms of such financing solely for planning and negotiation purposes.

As approved in principle by the Board:

the Company may seek aggregate gross proceeds of up to approximately US$5.0 million (approximately JPY 800 million, for reference only);

the transaction, if consummated, would involve the issuance of the Company ordinary shares or other equity-linked securities;

the definitive terms, structure, pricing, closing conditions, timing, and documentation have not been finalized and remain subject to further negotiation, execution of definitive agreements, applicable securities laws, stock exchange requirements, and additional Board approval prior to closing.

The Board did not approve the consummation of any financing transaction at this time. No securities have been issued, and no funds have been received by the Company in connection with the potential PIPE financing.

Management has been authorized to negotiate and prepare draft documentation relating to the potential transaction; however, any receipt of subscription proceeds and issuance of securities will require further confirmation or approval by the Board.

There can be no assurance that any PIPE financing will be completed, or that final terms, if any, will be consistent with the indicative terms reviewed by the Board.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the proposed PIPE Financing, the reverse stock split, and the timing and outcome of the Extraordinary General Meeting. These statements are subject to risks and uncertainties, and actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Jan 16, 2026